UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 2, 2024, Chijet Motor Company, Inc.’s primary operating subsidiary in China FAW Jilin Automobile Co., Ltd. (“FAW Jilin”) received a remediation notification (the “Notice”) from the Ministry of Industry and Information Technology of China (the “Ministry”), the government authority supervising the automobile industry in China. The Notice indicates that inspections showed FAW Jilin failed to maintain certain automobile manufacturing market entry requirements and therefore must take necessary remedial actions to become compliant. During the period when remedial actions are taken, FAW Jilin’s new product applications will not be accepted and the certificates which are required for new automobile products to be sold domestically, will not be issued. The foregoing suspension will be lifted upon FAW Jilin’s taking the required remedial actions and regaining compliance with the requirements of the Ministry. While FAW Jilin’s domestic manufacturing and sales in China will be impacted by the Notice, FAW Jilin may continue to manufacture and sell automobiles for export out of China, if any. FAW Jilin plans to actively take all necessary remedial actions pursuant to the Notice and regain compliance with all applicable requirements for domestic manufacturing and sales.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: December 5, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer